

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2022

Octavio Romero Oropeza
Chief Executive Officer
Petróleos Mexicanos
Avenida Marina Nacional No. 329
Colonia Verónica Anzures
Ciudad de México
Alcaldía Miguel Hidalgo, 11300
México

> **Re: Petróleos Mexicanos**
> **Registration Statement on Form F-4**
> **Response dated December 29, 2021**
> **File No. 333-259870**

Dear Mr. Oropeza:

We have reviewed your correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 16, 2021 letter.

Response dated December 29, 2021

General

1. We note your response to prior comment 1, and your inclusion of unaudited condensed consolidated interim statements of comprehensive income for the three-month periods ended September 30, 2021 and 2020 in the report on Form 6-K furnished on December 6, 2021. We also note your statement in your response letter that you intend to incorporate by reference this report on Form 6-K in the amended registration statement. However, we also note that such report does not include a discussion of your results of operations for

the three months ended September 30, 2021 compared to the end of your last fiscal year or the three months ended September 30, 2020. Please provide your analysis as to why such discussion is not required by Item 10(a) of Form F-4. For example, we note that the financial information provided in the report on Form 6-K reflects a significant increase in net loss for the quarter ended September 30, 2021 as compared to the quarter ended September 30, 2020.

2.   Please provide your analysis as to why a discussion of your results of operations for the three months ended September 30, 2021 compared to the three months ended September 30, 2020 is not required in the Form 6-K furnished on December 6, 2021. Refer to General Instruction B of Form 6-K. In that regard, we note that your third quarter 2021 results published on your website included a discussion of such results. Please ensure that your response provides an analysis of the materiality of such information.

 Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jorge U. Juantorena